UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LYDALL, INC.

(Exact name of registrant as specified in its charter)

Commission file number: 1-7665

Delaware	06-0865505
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Colonial Road, Manchester, Connecticut	06042
(Address of principal executive offices)	(Zip Code)

Chad A. McDaniel, Senior Vice President, General Counsel & Chief Administrative Officer – (860) 646-1233

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2017 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This Form SD of Lydall, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2017 to December 31, 2017.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company designs and manufactures specialty engineered non-woven filtration media, industrial thermal insulating solutions, and thermal and acoustical barriers for filtration/separation, heat abatement and sound dampening applications. In 2017, the Company’s reportable products were included in the Performance Materials, Technical Nonwoven (formerly reported as Industrial Filtration), Thermal/Acoustical Metals and Thermal/Acoustical Fibers.

On July 7, 2016, the Company completed the acquisition of the nonwoven and coating materials businesses primarily operating under the Texel brand from ADS, Inc. (“Texel”). Also, on December 31, 2016, the Company completed the acquisition of MGF Gutsche GmbH & Co. KG (“Gutsche”). Both acquired companies are part of the Company’s Technical Nonwoven reportable segment. The scope of the disclosure in this Form SD includes both Texel’s and Gutsche’s business products manufactured or contracted to be manufactured in 2017.

Effective January 1, 2018, the Company combined the Thermal/Acoustical Metals and Thermal/Acoustical Fibers operating segments into a single operating segment named Thermal Acoustical Solutions (“TAS”). Through December 31, 2017, these two segments continued to be managed separately; accordingly, the scope of the disclosure in this Form SD is based on a review of the two segments prior to the combination into TAS.

As the manufacturer of our products, we are knowledgeable about the design of our products including the materials needed to construct them. Following a cross-functional review of the make-up of all products, including direct engagement with our supply chain, the Company does not believe any of its products manufactured or contracted to manufacture in 2017 contained any Conflict Minerals that are necessary to the functionality or production of such products. In addition, the Company is not aware of any evidence that indicates that the information provided by the suppliers was not reliable or accurate.

This Conflict Minerals Disclosure is available on the Company’s website, www.lydall.com, under the heading “Other Information.” Also available on the Company’s website, under the same heading, is the Company’s Sourcing Sustainability Statement on Conflict Mineral policy. The content of the Company’s website referred to in this form is included for general information only and is not incorporated by reference in this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LYDALL, INC.

May 31, 2018	By:	/s/ Chad A. McDaniel
Senior Vice President, General Counsel and Chief Administrative Officer

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